FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

26 June 2011

HSBC SAUDI ARABIA TO MERGE WITH
SABB SECURITIES LIMITED

HSBC Saudi Arabia, the wholesale and investment banking business majority-owned by HSBC Asia Holding BV (HSBC), is to be merged with SABB Securities Limited (SASL), the wholly-owned brokerage and custody business of The Saudi British Bank (SABB).

SABB will have a 51% share of the new entity, to be known as HSBC Saudi Arabia Ltd, and HSBC 49%, although HSBC will retain full management control. HSBC Saudi Arabia and SASL had gross assets valued at SAR433,763,827 (US$115,670,354) and SAR272,806,541 (US$72,748,411) respectively at 31 December 2010.

The merger, which is subject to regulatory approvals, is expected to complete by the end of 2011.

Media enquiries to:
Tim Harrison, HSBC Middle East	+971-4-423 5632	tim.harrison@hsbc.com
Ibrahim Abo-Mouti, SABB	+966 (1) 276 4041	ibrahimabomouti@sabb.com

Investor Relations enquiries to:		InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                   By:

                                                                                Name:   P A Stafford

                                                                                                     Title: Assistant Group Secretary

                                                                              Date: 27 June, 2011